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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             REPUBLIC BANCORP, INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   720281 204
                                 (CUSIP Number)

                                Bernard M. Trager
                             601 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 584-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Voluntary Amendment
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                     CUSIP NO. - 760281 20 4

(1)      Names of Reporting Persons. . . . . . . Bernard M. Trager

         I.R.S. Identification Nos. of
         Above Persons (entities only) . . . . .

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b)

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (see Instructions). .  00

(5)      Check if Disclosure
         of Legal Proceedings is
         Required Pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . 997,188.6 (1)(2)
         (8)      Shared Voting Power. . . . . ..  475,234.3 (3)(4)
         (9)      Sole Dispositive Power . . . . . 996,649   (1)
         (10)     Shared Dispositive Power . . . . 7,625,851 (4)(5)

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . . .8,880,496.9 (1)(2)(3)(4)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11) . . . . . . . . .     56.2%

(14)     Type of Reporting Person  . . . . . . .  IN

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     (1) Includes 544,726 shares of Class B Common Stock of the Issuer (which is convertible into Class A Common Stock on a one share for one share basis) held by the reporting person.
     (2) Includes 539.6 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP").



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     (3)Includes  257,457.3 unallocated  shares of Class A Common Stock  held by the ESOP, of which the reporting person is a member of the Administrative Committee. As a member of the Administrative Committee, the reporting person shares voting power over the shares held of record by the ESOP with Mr. William Petter and Mr. Larry M. Hayes.
     (4)Includes 117,454 shares of Class B Common Stock held by Mrs. Bernard M. Trager. Also includes 100,323 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director. The reporting person shares voting and investment power over the shares held by such corporation with Jean S. Trager, Steven E. Trager and Shelley Trager Lerner, the other directors of such corporation.
     (5)Includes 5,903,612 shares of Class A Common Stock held of record by Teebank Family Limited Partnership ("Teebank"), 763,984 shares of Class B Common Stock held of record by Teebank, 620,784 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 119,694 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner and the reporting person's wife is a limited partner of Teebank and Jaytee. The reporting person formerly shared voting power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager, Mr. Scott Trager and Mr. Sheldon Gilman, as trustee, and shared investment power over the shares held of record by Teebank and Jaytee with Steven E. Trager, as co-general partners. Effective December 31, 1999 the reporting person resigned from the voting committees of both Teebank and Jaytee. The reporting person continues to share investment power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager.






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                                EXPLANATORY NOTE

This Amendment No. 2 to the Schedule 13D filed February 8, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed February 11, 2000 (the "Amendment No. 1") (which were filed with the Securities and Exchange Commission by the reporting person and relate to the shares of Class A Common Stock, no par value, of Republic Bancorp, Inc., a Kentucky corporation (the "Issuer")), is being filed on a voluntary basis to amend Item 5 of the Amendment No. 1 and the Schedule 13D to reflect updated holdings for the reporting person resulting from a tender offer by the Issuer which expired March 13, 2001 and other share repurchases by the Issuer. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D, as heretofore amended.


         Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate number of shares of the Class A Common Stock that the reporting person owns beneficially, pursuant to Rule 13d-3 under the Act, is 8,880,496.9 which constitutes approximately 56.2% of the Class A Common Stock deemed outstanding pursuant to Rule 13d-3 under the Act.(1)(2)(3)(4)

                  (b)      Sole Voting Power. . . . . . . . 997,188.6   (1)(2)
                           Shared Voting Power. . . . .   . 475,234.3   (3)(4)
                           Sole Dispositive Power . . . . . 996,649     (1)
                           Shared Dispositive Power . . . 7,625,851     (4)(5)

                  The reporting person shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of Republic Bank & Trust Company (the "Bank"), 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 462 S. Fourth Street, Ste. 500, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 462 S. Fourth Street, Louisville, Kentucky 40202; (d) William Petter, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman and Chief Operating Officer of the Issuer and Executive Vice President of the Bank; (e) Larry M. Hayes, P. O. Box 11666, Lexington, Kentucky 40577, President of Midwest Construction Company, Inc., P. O. Box 11666, Lexington, Kentucky 40577; (f) Jean
S. Trager, the reporting person's spouse, 601 W. Market Street, Louisville, Kentucky 40202, employed by Banker's Insurance Agency, 601 W. Market Street, Louisville, Kentucky 40202; and (g) Shelley Trager Lerner, 601 W. Market Street, Louisville, Kentucky 40202, President, Banker's Insurance Agency, 601 W. Market Street, Louisville, Kentucky 40202. All of such persons are U.S. citizens, and none of such persons have been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

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     (1) Includes 544,726 shares of Class B Common Stock of the Issuer (which is convertible into Class A Common Stock on a one share for one share basis) held by the reporting person.
     (2) Includes 539.6 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP").
     (3) Includes 257,457.3 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative Committee. As a member of the Administrative Committee, the reporting person shares voting power over the shares held of record by the ESOP with Mr. William Petter and Mr. Larry M. Hayes.
     (4) Includes 117,454 shares of Class B Common Stock held by Mrs. Bernard M. Trager. Also includes 100,323 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director. The reporting person shares voting and investment power over the shares held by such corporation with Jean S. Trager, Steven E. Trager and Shelley Trager Lerner, the other directors of such corporation.
     (5) Includes 5,903,612 shares of Class A Common Stock held of record by Teebank Family Limited Partnership ("Teebank"), 763,984 shares of Class B Common Stock held of record by Teebank, 620,784 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 119,694 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner and the reporting person's wife is a limited partner of Teebank and Jaytee. The reporting person formerly shared voting power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager, Mr. Scott Trager and Mr. Sheldon Gilman, as trustee, and shared investment power over the shares held of record by Teebank and Jaytee with Steven E. Trager, as co-general partners. Effective December 31, 1999 the reporting person resigned from the voting committees of both Teebank and Jaytee. The reporting person continues to share investment power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager.


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                  (c) Except for (i) the  allocation  of 558.6 shares of Class A
Common Stock to the reporting person for 1999 and 2000 under the ESOP from which 19 shares of Class A Common Stock were distributed to the reporting person from the ESOP in December, 2001; (ii) a gift made in Louisville, Kentucky on November 26, 2001 of 5,393 shares of Class A Common Stock from the reporting person to a charitable foundation; and (iii) several gifts by the reporting person in December, 2000, December, 2001 and January, 2002 of limited partnership units of Teebank and Jaytee, which gifts do not affect the reporting person's beneficial ownership under Rule 13d-3 of the securities of the Issuer held by such partnerships, the reporting person has not effected any transactions in shares of the Class A Common Stock since the reporting person's most recent filing on
Schedule 13D.

                  (d) The reporting person shares investment power over the shares held of record by Teebank and Jaytee with Mr. Steven E. Trager, as co-general partners, and as such they may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities. The reporting person shares voting and investment power over shares of Class A Common Stock held of record by the Trager Family Foundation, Inc. with Jean S. Trager, Steven E. Trager and Shelley Trager Lerner, the other directors of such corporation, and such individuals may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities. In addition, Steven E. Trager, Scott Trager and Sheldon Gilman as trustee, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer's securities upon distribution of assets from Teebank and Jaytee.

                  Members of the Investment Committee of the ESOP may have the power to direct the receipt of dividends from, or the proceeds from the sales of such securities. In addition, participants in the ESOP may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not Applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /S/ BERNARD M. TRAGER
                                            Bernard M. Trager


                                            Date:   February 11, 2002